UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                              FAB INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.20 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   302747 10 0
                                   -----------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 302747 10 0           Schedule 13G                         Page 2 of 5
          -----------


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1.       Name of Reporting Person               Samson Bitensky
         S.S. or I.R.S. Identifica-             ###-##-####
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box              (a)     [_]
         if a Member of a Group                 (b)     [_]

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3.       S.E.C. Use Only


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4.       Citizenship or Place of Organization   United States of America


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Number of Shares        (5)     Sole Voting Power               1,323,325
Beneficially            (6)     Shared Voting Power             74,921
Owned by Each           (7)     Sole Dispositive Power          1,323,325
Reporting Person        (8)     Shared Dispositive Power        74,921

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,398,246
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                  X
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        26.8%
                                                                -----

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12.      Type of Reporting Person                               IN


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

CUSIP NO. 302747 10 0           Schedule 13G                         Page 3 of 5
          -----------


Item 1.  (a)      NAME OF ISSUER

                  Fab Industries, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  c/o Fab Industries, Inc.
                  200 Madison Avenue
                  New York, New York  10016

Item 2.  (a)      NAME OF PERSONS FILING

                  Samson Bitensky

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  c/o Fab Industries, Inc.
                  200 Madison Avenue
                  New York, New York  10016

         (c)      CITIZENSHIP

                  United States of America

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.20 per share (the "Common Stock").

         (e)      CUSIP NUMBER

                  302747 10 0

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Mr. Bitensky may be deemed to beneficially own 1,398,246 shares of Common Stock, excluding 89,996 shares of Common Stock owned by Mr. Bitensky's spouse, for which he disclaims beneficial ownership.

         (b)      PERCENTAGE OF CLASS:

                  Based on calculations made in accordance with Rule 13d-3, and

CUSIP NO. 302747 10 0           Schedule 13G                         Page 4 of 5
          -----------

                  there being 5,209,170 shares of Common Stock outstanding (as represented to Mr. Bitensky by the Company as of December 31,
                  2001), Mr. Bitensky may be deemed to own approximately 26.8% of the outstanding Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS DISPOSITIVE AND VOTING POWER:

                  (i)-(iv) Mr. Bitensky has sole power to direct the voting and disposition of 1,323,325 shares of Common Stock and shared power to direct the voting and disposition of 74,921 shares of Common Stock.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Of the 74,921 shares of Common Stock as to which Mr. Bitensky has shared voting and dispositive power, 74,000 of such shares are owned by the Halina and Samson Bitensky Foundation, Inc., a private foundation for which Mr. Bitensky is President, and 921 of such shares are allocated to Mr. Bitensky pursuant to the Fab Industries, Inc. Employees Stock Ownership Plan.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 30, 2002





                                     /s/ Samson Bitensky
                                -------------------------------
                                        Samson Bitensky